GUZOV OFSINK, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022




                                                              May 10, 2006


BY EDGAR
--------

Tricia Armelin
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

         Re:    Torbay Holdings, Inc.
                Current Report on Form 8-K
                File No. 0-25417
                Filed: May 5, 2006

Dear Ms. Armelin:

            Reference is made to your comment letter, dated May 9, 2006 to our client, Torbay Holdings, Inc. (the "Company"), relating to the subject Current Report on Form 8-K (the "Comment Letter"). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

Form 8-K filed on May 5, 2006
-----------------------------

1. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K

      The letter from Weinberg & Company, P.A. to the Securities and Exchange Agreement dated May 10, 2006 has been filed as Exhibit 16.2 to the Amended Current Report of the Company on Form 8-K/A being filed simultaneously with this letter.

In accordance with your request, on behalf of the Company we represent as follows:

the Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filings;

the Company understands that staff comments or changes to disclosure in response to staff comments in filings do not foreclose the Commission from taking any action with respect to the filings; and

that the Company will not assert staff comments as a defense proceeding initiated by the Commission or any other person under the federal securities laws of the United States.



                                           Very truly yours,


                                           /s/ Darren Ofsink
                                           ---------------------
                                               Darren Ofsink